Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration
Statement on Form N-14, SEC File No. 333-
161551, was filed on August 26, 2009. This filing relates to an Agreement and Plan of Reorganization whereby Federated
Municipal Securities Fund, Inc.(Surviving
Fund) acquired all of the assets of
Federated California Municipal Income
Fund and Federated North Carolina
Municipal Income Fund (Acquired Funds),
portfolios of Federated Municipal Securities
Income Trust, in exchange for shares of the Surviving Fund. Shares of the Surviving
Fund were distributed on a pro rata basis to the shareholders of the Acquired Funds in complete liquidation and termination of the Acquired Funds. As a result, effective
December 4, 2009, each shareholder of the Acquired Funds became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired
Funds.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Funds to the Surviving Fund was approved by the Board of Directors at their Regular Meeting held on August 14,
2009 and was also approved by Acquired
Fund shareholders at a Regular Meeting
held on August 14, 2009.

The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive
Prospectus/Proxy Statement filed with the
SEC on August 26, 2009.